EXHIBIT 21.1

Subsidiaries of the Company
At December 31, 2019

State or Jurisdiction of Organization	Subsidiaries	Ownership %

Delaware	COG Operating LLC	100%
Delaware	Mongoose Minerals LLC	100%
Delaware	RSP Permian, Inc.	100%
Delaware	RSP Permian, L.L.C.	100%
Texas	Concho Oil & Gas LLC	100%
Texas	Quail Ranch LLC	100%
Texas	COG Realty LLC	100%
Texas	COG Holdings LLC	100%
Texas	Delaware River SWD LLC	100%
Texas	COG Production LLC	100%
Texas	COG Acreage LP	100%